UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Recruit Holdings Co., Ltd.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-90-1773-9626

Facsimile: 81-3-5218-1366

Attention: Lowell Brickman

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Attention: Brian E. Hamilton

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. Recruit Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,443,981 common shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,443,981 common shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,443,981 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.8% (1)
14.	Type of Reporting Person CO

(1)	Based upon 67,437,209 shares outstanding as of September 30, 2021, according to the Company’s report on Form 6-K furnished with the Securities and Exchange Commission on December 16, 2021.

This Amendment No. 12 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 1, 2022, in connection with the Proposed Revised Transaction, the Company and Merger Sub entered into an amendment to the Merger Agreement (“Amendment No. 1”), pursuant to which the price per common share (including shares represented by ADSs) in the Merger has been reduced from US$79.05 to US$61.00. Consummation of the Merger remains subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, as amended.

As previously disclosed, the 23,443,981 common shares (including 118,750 common shares represented by ADSs) of the Company owned by the Reporting Person are considered “Continuing Shares” under the Merger Agreement, as amended, and therefore will not be cancelled and will remain outstanding and continue to exist without interruption following the Merger.

Concurrently with the execution of Amendment No. 1, the Reporting Person entered into an amendment to the Recruit Support Agreement (the “Recruit Support Agreement Amendment”) with Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc., which, among other things, modifies the share amounts for certain transactions contemplated by the original Recruit Support Agreement to occur following the Merger. Pursuant to the Recruit Support Agreement Amendment, the Reporting Person will (A) purchase and subscribe for a convertible bond issued by the Surviving Company in consideration for the repurchase by the Surviving Company of 3,699,424 Class A ordinary shares of the Surviving Company (as compared to 4,292,653 Class A ordinary shares provided for in the Recruit Support Agreement) held by the Reporting Person, with the terms and conditions contemplated by a convertible bond purchase and subscription agreement, and (B) on the first business day following the Effective Time, sell an aggregate of 4,983,857 Class A ordinary shares of the Surviving Company (as compared to 3,268,512 Class A ordinary shares provided for in the Recruit Support Agreement) to Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. at the same US$61.00 per share price being paid for common shares of the Company in the Merger.

Concurrently with the execution of Amendment No. 1, the Reporting Person also entered into an amendment to the Interim Investors Agreement (the “Interim Investors Agreement Amendment”) with Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited, pursuant to which the parties thereto agreed to amend certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger during the period prior to and including the Effective Time, as well as the governance of the Surviving Company following the Merger.

Concurrently with the execution of Amendment No. 1, the Reporting Person executed and delivered a limited guarantee in favor of the Company (the “Amended and Restated Limited Guarantee”), which amends and restates the Limited Guarantee, pursuant to which the Reporting Person agreed, subject to the terms and conditions set forth therein, to guarantee a portion of the payment obligations of Merger Sub arising under the Merger Agreement, as amended, for the termination fee, and certain costs and expenses, that may become payable to the Company by Merger Sub under certain circumstances. Under the Amended and Restated Limited Guarantee, Recruit’s maximum aggregate liability is $60,313,214.09 (as compared to $63,262,781.38 under the original Limited Guarantee).

The information in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Recruit Support Agreement Amendment, the Interim Investor Rights Agreement Amendment and Amended and Restated Limited Guarantee, copies of which are attached hereto as Exhibits 99.10, 99.11 and 99.12 respectively, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Sub-items (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a)

As of March 2, 2022, the Reporting Person owns an aggregate of 23,443,981 common shares of the Company (including 118,750 common shares represented by ADSs), which represents approximately 34.8% of the total common shares of the Company issued and outstanding as of September 30, 2021, according to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on December 16, 2021.

(b)	The Reporting Person possesses sole power to vote and to dispose of 23,443,981 common shares of the Company.

(c)	None.

The Reporting Person may be deemed to have formed a “group” with Rick Yan, RY Holdings Inc., a British Virgin Islands company wholly owned by Mr. Yan, RY Elevate Inc., a British Virgin Islands company wholly owned by RY Holdings Inc., Kathleen Chien, and LLW Holding Ltd. (collectively with the Reporting Person, the “Continuing Shareholders”) pursuant to Section 13(d) of the Exchange Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the common shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders. The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 and Exhibits 99.10, 99.11 and 99.12 to this Schedule 13D are hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit

99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand (previously filed)

99.5	Stock Purchase Agreement, dated July 28, 2017, by and between the Reporting Person and Mr. Watanabe (previously filed)

99.6	Support Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. (previously filed)

99.7	Interim Investors Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited (previously filed)

99.8	Limited Guarantee, dated June 21, 2021, by the Reporting Person and the Company (previously filed)

99.9	Proposal Letter, dated January 12, 2022 (previously filed)

99.10	Amendment No. 1 to Support Agreement, dated March 1, 2022, by and between the Reporting Person, Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc.

99.11	Amendment No. 1 to Interim Investors Agreement, dated March 1, 2022, by and between the Reporting Person, Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited

99.12	Amended and Restated Limited Guarantee, dated March 1, 2022, by the Reporting Person and the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

Recruit Holdings Co., Ltd.

By:	/s/ Masumi Minegishi
Name:	Masumi Minegishi
Title:	Representative Director, Chairperson